KONECRANES®

FILE 82-4297

08005530

SEC
Mail Processing
Section

OCT 14 2008

Washington, DC
101

Re Rule 12 g3-2(b) submission by Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

October 2, 2008

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company on September 17 and 26, 2008.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KONECRANES PLC

PROCESSED
OCT 28 2008
THOMSON REUTERS

Sanna Päiväniemi
IR Manager

10/23

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

KONECRANES PLC STOCK EXCHANGE RELEASE September 17, 2008 at 8.00 A.M.

SHARE SUBSCRIPTIONS UNDER KONECRANES STOCK OPTIONS

A total of 52 600 new Konecranes shares have been subscribed with stock option rights under Konecranes' stock option plans as follows:

Stock option right	Shares	Subscription price (EUR/share)
1997	7,000	6.5175
2001B-series	1,600	8.50
2003C-series	44,000	6.25

Following these subscriptions the number of Konecranes Plc's shares will increase to 61,424,020 shares. The subscription price will be booked in its entirety to the paid in capital.

The new shares will be recorded in the Trade Register on or about September 26, 2008. The new shares will carry shareholders' rights from the date of registration. Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in the new shares will start on or about September 29, 2008.

The remaining outstanding stock options entitle to subscription of 2,599,700 shares. The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 9,350 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Nordic Exchange Helsinki (symbol: KCR1V).

KONECRANES PLC

Sanna Päiväniemi
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teo Ottola, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

KONECRANES PLC STOCK EXCHANGE RELEASE September 26, 2008 at 2.00 p.m.

INCREASE IN KONECRANES' NUMBER OF SHARES REGISTERED

The 52,600 new Konecranes shares subscribed for with the stock option rights under Konecranes 1997 stock option plan, B series stock option rights under 2001 stock option plan and the C series stock option rights under 2003 stock option plan have been recorded in the Trade Register on September 26, 2008.

Following these subscriptions the number of Konecranes Plc's shares will increase to 61,424,020 shares. The subscription price will be booked in its entirety to the paid in capital.

Trading in the new shares will start on or about September 29, 2008.

The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 9,350 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Nordic Exchange Helsinki (symbol: KCR1V).

KONECRANES PLC

Sanna Päiväniemi
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teo Ottola, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

END